SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

AUTOIMMUNE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

052776101

(CUSIP Number)

December 31, 2006

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] [X] [_]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP NO. 052776101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 325,200
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 325,200
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON IN

Page 2 of 10 Pages

CUSIP NO. 052776101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 325,200
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 325,200
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON IN

Page 3 of 10 Pages

CUSIP NO. 052776101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 325,200
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 325,200
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON IN

Page 4 of 10 Pages

CUSIP NO. 052776101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH	5	SOLE VOTING POWER 325,200
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 325,200
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 325,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON IN

Page 5 of 10 Pages

Item 1.
(a)	Name of Issuer AutoImmune Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 1199 Madia Street Pasadena, California 91103
Item 2.
(a)	Name of Person Filing

           This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (each, a “Reporting Person”).

(b)	Address of Principal Business or, if none, Residence

           The addresses of the Reporting Persons are as follows:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	c/o TowerView LLC 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021

(c)	Citizenship

           Each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch is a United States citizen.

(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock”)
(e)	CUSIP Number 052776101

Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership

           Because of family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

          Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the December 31, 2006 by each of the following, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity, based on 16,919,623 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2006.

Page 7 of 10 Pages

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class Outstanding(1)
Andrew H. Tisch (1)	325,200	1.9%
Daniel R. Tisch (1)	325,200	1.9%
James S. Tisch (1)	325,200	1.9%
Thomas J. Tisch (1)	325,200	1.9%
Total	1,300,800	7.7%
(1)	Includes shares held by the Reporting Person (a) in his individual capacity or (b) by a trust in which the Reporting Person is the trustee or beneficiary and has voting or investment control over the shares of Common Stock held by such trust.

Item 5.	Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [         ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           N/A

Item 8.	Identification and Classification of Members of the Group

           N/A

Item 9.	Notice of Dissolution of Group

           N/A

Item 10.	Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 12, 2007

/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 9 of 10 Pages

AGREEMENT

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to Schedule 13G dated February 5, 2004 relating to the Common Stock, $0.01 par value per share, of AutoImmune Inc., as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

February 12, 2007

/s/ Andrew H. Tisch

Andrew H. Tisch
/s/ Daniel R. Tisch

Daniel R. Tisch
/s/ James S. Tisch

James S. Tisch
/s/ Thomas J. Tisch

Thomas J. Tisch

Page 10 of 10 Pages